UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING THE TRANSITION PERIOD

I, Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

3. Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 29, 2005

"Robert A. Archer"
Robert A. Archer
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING THE TRANSITION PERIOD

I, Kaare G. Foy, Chairman and Chief Financial Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

3. Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 29, 2005

"Karre G. Foy"
Kaare G. Foy
Chairman and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

This Management's Discussion and Analysis ("MD&A") reviews the activities of Great Panther Resources Limited ("Great Panther" or the "Company") and compares the financial results for the three-month period ending June 30, 2005 with those of the corresponding period of 2004. For a more complete understanding of the Company's financial condition and results of operations, this MD&A should be read in conjunction with the audited financial statements and the accompanying notes for all relevant periods, copies of which are filed on the SEDAR website.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Information and Report Date

This MD&A contains certain forward-looking information. All information, other than historical facts included herein and which includes without limitation data regarding potential mineralization, exploration results and future plans and objectives of Great Panther, is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and future events and actual results could differ materially from those anticipated in the forward-looking information.

The forward-looking information is provided only as of the date of this MD&A, August 26, 2005 (the "Report Date").

Description and Overview of Business

Great Panther Resources Limited became an active resource exploration company listed on the TSX Venture Exchange, trading under the symbol GPR, with the acquisition in February, 2004 of 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of the United Mexican States. Great Panther's activities at the present time are focused on the acquisition, exploration and development of precious and base metal properties in Mexico. The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares prior to consolidation became one common share following consolidation.

None of the properties in which the Company has an interest were in production at the balance sheet date and therefore the Company has not generated revenues from these principal business activities and consequently has no operating income or cash flow. In the past, Great Panther has accessed, and in the future will continue to access, the equities markets to raise the funds needed to continue exploration programs on its various property holdings.

The Company capitalizes all exploration and acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values.

Primary Mineral Properties of the Company

The Company, through its wholly owned subsidiary MMR, acquired options on three significant projects known as the San Antonio Project, the Virimoa Project and the Topia Mine Project.

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of seven contiguous mining concessions covering in the aggregate 12,274.7 hectares. Five concessions covering in the aggregate 643.7 hectares are held under option (the Santo Nino and San Taco Option Agreements). Two concessions covering in the aggregate 11,631 hectares, surround the other five concessions, were staked and are 100% owned by MMR.

a) Santo Nino Property:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") granting the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made cash payments of US$30,000 during the year ended December 31, 2004 and a cash payment of US$10,000 during the six months ended June 30, 2005 in accordance with the option agreement.

b) San Taco Property:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") granting the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made a cash payment of US$50,000 during the year ended December 31, 2004 and a cash payment of US$75,000 during the three months ended June 30, 2005 in accordance with the option agreement.

The Topia Mine Project, a silver-lead-zinc project, located in the Municipality of Topia, State of Durango, Mexico consists of mining concessions covering in the aggregate 6,399 hectares. Concessions covering in the aggregate 4,844 hectares were staked and are 100% owned by MMR. 39 mining concessions covering in the aggregate 1,555 hectares, including a mill and complete mining infrastructure, have been purchased by the Company (the Topia Purchase Agreement - see below).

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

c) Topia Mine Property:

Effective June 30, 2005 the Company took ownership of the Topia Silver-Lead-Zinc Mine in the Municipality of Topia, State of Durango, Mexico. The purchase agreement also includes a 200 tonne per day mill and complete mining infrastructure that includes all the fixed assets and machinery, equipment and the Topia Mining Concessions. During the quarter, an instalment payment of US$540,165 was made to acquire the mine.

Total consideration to be paid for the asset will be US$2,581,678 of which US$790,165 has been paid. The remaining balance is due over the next three years in instalment payments which are repayable out of production from concentrate sales as a 10% Net Smelter Return.

d) Virimoa Project:

Effective January 19, 2005, the Company signed an option agreement for the right to explore and the option to purchase 100% of the ownership rights in, and to, two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totalling US$300,000 and 300,000 common shares, respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

Results of Operations

The Company reports a loss of $328,683 and cash outflows from operations of $254,829 for the three months ended June 30, 2005 compared with a loss of $199,278 and cash inflows from operations of $823,787 for the three months ended June 30, 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis of presentation, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The Company is in the exploration stage and is still in the process of determining the existence of economically recoverable mineral reserves on most of its mineral properties. As at June 30, 2005, the Company has no producing properties, and consequently no sales. Great Panther generates nominal interest revenue from its interest bearing short-term investments.

Expenses consist primarily of general and administrative expenses, director fees and management fees. General and administrative expenses for the three months ended June 30, 2005 totaled $294,743 (including stock-based compensation) as compared to $190,703 for the same three-month period in the previous year. Stock-based compensation totaled $14,406 for this quarter. Director fees for the three months ended June 30, 2005 totaled $15,000 as compared to $7,335 for the same period in 2004. Management fees for the three months ended June 30, 2005 totaled $21,000 as compared to $18,000 for 2004. Expenses have increased over the previous year largely as a consequence of the increase in activity as a result of the acquisition of the Mexican subsidiary, the costs associated with running the Mexican office, the costs associated with the exploration work being carried out on the Mexican mineral properties, the increase in investor relations activities and related travel, as well as an overall increase in activity in the Company. For much of the 2004 fiscal year, the Company was in the

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

process of establishing the subsidiary and, as such, general and administrative costs have been higher this fiscal year as the subsidiary began operations.

Exploration Activities and Property Expenditures

Great Panther spent $1,142,185 on its mineral properties during the three months ended June 30, 2005, which included acquisition costs, options payments, staking costs and exploration costs as compared to $3,233,392 during the year ended December 31, 2004. The notes to the June 30, 2005 consolidated financial statements contain a schedule summarizing the total expenditures incurred on the various properties.

San Antonio Project

The Company's 2004-05 exploration program on the San Antonio project (Santo Nino and San Taco Properties) consisted of geological mapping and sampling, prospecting, soil sampling and diamond drilling. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) and/or stockwork zones. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, began with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June 2004 and indicated the presence of strong gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More sampling results in July 2004 identified a new area just 75 meters east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown, as they have never been drilled. Ongoing exploration work sampled the other historic workings in detail, along with numerous other structures that have been found in the area. As a result of this work, the discovery of high grade silver mineralization near the northwest corner of the property led the Company to stake an additional 2,219 hectares. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values here. This work provided numerous diamond drill targets. A diamond drill program that commenced in February 2005 comprised 1,936 meters in 16 holes, and tested the continuity of high grade gold-copper mineralization in the El Cordon/Santo Nino area as well as the Piedra Verde and Sary veins in the central part of the property.

In addition to the sampling described above, alteration studies were conducted in order to help direct the Company towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under the supervision of Matt Gray, Ph.D., C.P.G. and Great Panther Vice President, Exploration, Robert Brown, P.Eng. Robert Brown is the Qualified Person under the meaning of NI43-101.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

Topia Mine Project

In 2004, the Company began an aggressive one-year advanced exploration program, budgeted at US$1 million, in order to determine the viability of putting the mine back into production. The diamond drill program that commenced in June 2004 was completed in February of 2005 and comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization.

The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine. The results of the drilling were used in conjunction with an assessment of the tailings recovery potential in an independent scoping study conducted in December 2004 and finalized in January 2005. The scoping study recommended that the Company exercise its option to acquire a 100% interest in the property, which it did in February 2005, and proceed with the strategic development for the resumption of mining.

The underground rehabilitation of the Topia mine also began in December 2004. The success of the Company's ongoing diamond drill program, as well as the assessment of other readily accessible areas, provided the focus needed to start cleaning adits and preparing stopes for development.

The drilling on the project was contracted to BDW International Drilling of Mexico, S.A. de C.V. Geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V. under the supervision of Great Panther Vice President, Exploration, Robert Brown, P.Eng. and Vice President, Operations, Ing. Francisco Ramos Sanchez. Robert Brown is the Qualified Person under the meaning of NI43-101.

Virimoa Project

In March 2005, fieldwork commenced on the Virimoa Gold Property with initial exploration focused on an exposure of intense iron oxide alteration and gold-zinc mineralization. Detailed and extensive channel sampling and mapping On this zone attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which was conducted in April 2005. Four holes were completed for a total of 856 metres.

Summary of Quarterly Results

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005
Quarter Ended	Revenue	Income (loss)	Income (loss) Per share (1)

June 30, 2005	$Nil	(328,818)	(0.02)
March 31, 2005	$Nil	(302,103)	(0.02)
December 31, 2004	$Nil	(566,189)	(0.04)
September 30, 2004	$Nil	(184,251)	(0.01)
June 30, 2004	$Nil	(199,280)	(0.02)
March 31, 2004	$Nil	(233,694)	(0.03)
December 31, 2003	$Nil	(139,588)	(0.08)
September 30, 2003	$Nil	(44,260)	(0.03)

(1) The income (loss) per share amounts has been restated to reflect the ten for one share consolidation that occurred during the year ended December 31, 2003.
Fully diluted loss per share amounts are not shown, as they would be anti-dilutive.

Liquidity and Capital Resources

Currently, Great Panther has no operations that generate cash flow. The Company's financial success relies on management's ability to find economically viable mineral deposits. This process has been initiated at the Topia Mine and is ongoing but at the Company's other projects it may take many years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of the Company's securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a Company's management team. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company's activities.

Great Panther has financed its activities through brokered and non-brokered private placements and a short form offering. Debt financing has not been used to fund property acquisitions and exploration and the Company has no current plans to use debt financing.

Cash and Financial Conditions

The Company had a cash balance of $896,440 and a short-term investment balance of $850 at June 30, 2005 as compared to $173,722 and $1,750,850, respectively, at December 31, 2004.

The Company had working capital of $1,189,586 as at June 30, 2005 compared with working capital of $2,001,783 as at the December 31, 2004. Working capital, together with the 2005 warrant exercises described below and limited additional financing, should be adequate to fund the Company's activities and to cover corporate overhead for the next fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

Great Panther currently does not have any unused lines of credit or other arrangements in place to borrow funds and no off-balance sheet arrangements. Great Panther does not use hedges or other financial derivatives.

Investing Activities

During the three months ended June 30, 2005, the Company's cash outflows from investing activities was $92,200 of which $1,142,185 was spent on exploration costs or the acquisition of Topia mine and its assets. For the same period in 2004, the Company had an outflow of $317,950 of which $106,793 was for exploration costs and was deferred. During the period, the cash outflow was partially offset as the Company redeemed $1,050,000 of a short-term investment in the form of a guaranteed investment certificate.

There were no material differences in the actual use of proceeds from the Company's previous disclosure in this regard.

Financing Activities

During the three months ended June 30, 2005, the Company raised gross cash proceeds of $935,875 with the issuance of 2,079,222 common shares by means of a brokered private placement. The proceeds were and will be used in the advancement of the Mexican property interests and for general working capital purposes.

In the previous quarter, series B share purchase warrants to purchase 1,140,000 common shares at a price of $0.45 per share were exercised for total proceeds of $513,000 and series C share purchase warrants to purchase 1,142,500 common shares at a price of $0.45 per share were exercised for total proceeds of $524,125.

As at June 30, 2005, Great Panther had 20,180,899 common shares issued and outstanding.

Outstanding Share Data as at August 26, 2005

During the three months ended June 30, 2005, the Company granted options, under its stock option plan, to acquire 100,000 common shares with an exercise price of $0.45 per share expiring May 2, 2006.

Subsequent to June 30, 2005 the Company granted options, under its stock option plan, to acquire 100,000 common shares with an exercise price of $0.45 per share expiring July 11, 2011.

Outlook

It is anticipated that in the foreseeable future, Great Panther will rely on the equity markets to meet its financing needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

Management and the Board of Directors review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects.

Management and the Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Transactions with Related Parties

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees totalling $82,560 to a company controlled by a director of the Company, $50,825 to a company controlled by an officer of the Company and $51,773 to an officer of the Company respectively.

b) Paid or accrued directors' fees totalling $30,000 to directors of the Company.

c) Paid or accrued management fees totalling $42,000 to a company controlled by a director.

d) Paid or accrued office rental and administration totalling $20,815 to a company controlled by a director and $15,000 to an officer of the Company respectively.

Changes in Accounting Policies including Initial Adoption

Stock-based Compensation

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that stock-based payments to non-employees are accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The adoption of this new standard resulted in no changes to amounts previously reported. No compensation cost was recognized for stock-based employee compensation awards.

The CICA Accounting Standards Board amended Handbook Section 3870 to require companies to account for employee stock options using the fair value based method, beginning January 1, 2004. In accordance with the transitional option permitted under the amended Section 3870, the Company in 2003 elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003.

Risk Factors Associated with Mining

Exploration and development stage of the properties

Despite exploration work on the Company's mineral properties, and a 47-year history of continuous production at the Topia Mine, no known bodies of commercial ore or economic deposits have been established to the

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

satisfaction of National Instrument 43-101 on any of the mineral properties. In addition, the Company is in the early stages of exploration at San Antonio and Virimoa and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Market forces outside the control the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, imports, exports, and supply and demand. One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only recently begun the acquisition and exploration of mineral resource properties, we have a limited operating history on which to base an evaluation of our prospects. Its operating activities since inception have consisted primarily of locating and acquiring the interest in the properties that it currently holds. As a result, it has not earned any revenues to date. Although the Company has prepared internal mining plans and cash flow analyses for the Topia Mine, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully or that its properties contain a sufficient amount of recoverable reserves. The Company anticipates that it will incur increased operating costs in order to generate revenues during the period when exploring its properties. For the year ending December 31, 2005, the Company expects to spend a significant amount on the exploration of the properties in which it holds its interests and in the operation of the Company (depending on the amounts spent on marketing and investor relations and communications). The Company recognizes that if it is unable to generate significant revenues from mining operations and any dispositions of its properties, it will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of its operation, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. Aside

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

from the professional track record of the Company's management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful and it can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

Ability to continue as a going concern

The Company has not generated any significant revenues since our incorporation and it will, in all likelihood, continue to incur operating expenses without revenues until its mining properties are sufficiently developed to commence commercial production. As a result, the Company may need to generate significant revenues from its operations or acquire financing. The Company cannot assure that it will be able to successfully explore and develop its mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that it will generate any funds internally until it defines commercially viable quantities of ore. If the Company is unable to generate cash inflow to support its business activities during the fiscal year ending December 2005, it may be forced to delay, scale back, or eliminate its exploration activities.

Because the Company has not generated any revenue from its business and the Company cannot anticipate with certainty when it will be able to generate revenue from its business, the Company may need to raise additional funds for the further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company anticipates that it may need to raise further financing for the 12 month period ending December 31, 2005. The Company does not currently have any arrangements for debt financing and it can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company is through the sale of equity capital. All of these circumstances raise substantial doubt about its ability to continue as a going concern.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects that the Company has an interest in could be significantly reduced or rendered uneconomical. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51 - 102F
August 26, 2005

Subsequent Events

On July 19, 2005, the Company announced that it had closed the second and final tranche of its non-brokered private placement announced on May 19, 2005. The Company issued an additional 2,279,222 units at $0.45 per unit for additional gross proceeds of $1,025,650. Each unit is comprised of one common share and one-half non-transferable Series F (Second Tranche) share purchase warrant. Each such share purchase warrant entitles the holder to acquire, upon exercise, one further common share of the Company until July 18, 2006 at a price of $0.62. The Company paid finders' fees totaling $17,352 cash and issued 48,200 finders' warrants, which are also exercisable at $0.62 until July 18, 2006, in respect of the second tranche. Closing of the first tranche of this non-brokered private placement was announced on June 30, 2005. Gross proceeds from the first and second tranches total $1,961,525.

On July 20, 2005, the Company announced that it had signed a Letter of Intent to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The total purchase price of this proposed acquisition is US$7,250,000. On signing the Letter of Intent, the Company paid US$125,000 to the vendors, a Mexican mining cooperative. A further payment of US$75,000 was called for on completion of a final inventory and has subsequently been paid. The Company is continuing its due diligence on the Guanajuato Mines project, which will be subject to filing with and acceptance by the TSX Venture Exchange. Upon the satisfactory completion of its due diligence, the Company anticipates the arrangement of a subsequent financing in order to initiate a series of payments for the balance of the purchase price commencing with the signing of a formal purchase agreement.

On July 26, 2005, the Company announced the results of the diamond drilling program on the San Antonio Project and on August 6, 2005, of the diamond drilling program on the Virimoa Project.

Additional Sources of Information

Additional sources of information relating Great Panther Resources Limited include the Company's: unaudited interim financial statements published quarterly; 20-F filing (available at www.sec.gov)); and website www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED CONSOLIDATED BALANCE SHEETS (Unaudited - Prepared by Management)
June 30, 2005 $	December 31, 2004 $
ASSETS

Current
Cash	896,440	173,122
Short-term investments	850	1,750,850
Accounts receivable	523,133	267,797
Prepaid expenses and deposits	107,578	50,154

1,528,001	2,241,923

Mineral properties	5,337,957	3,233,392
Capital assets	21,498	23,259

6,887,456	5,498,574

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	338,415	202,486
Due to directors and related parties	-	37,654

338,415	240,140

Long-term liabilities
Future income tax liability	387,973	387,973

726,388	628,113

Shareholders' equity
Capital stock	8,961,269	7,068,595
Contributed surplus	775,460	-
Advance on share subscriptions	-	702,679
Deficit	(3,575,661)	(2,900,813)

6,161,068	4,870,461

6,887,456	5,498,574

APPROVED BY THE DIRECTORS

"Robert A. Archer" Director

"Kaare G. Foy" Director
16
GREAT PANTHER RESOURCES LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited - Prepared by Management)

Three Months Ended June	Six Months Ended June
2005 $	2004 $	2005 $	2004 $

Expenses
General and administrative	294,743	190,703	600,637	402,239
Depreciation	1,075	451	2,064	871
Directors' fees
Incurred	15,000	7,335	30,000	13,335
Stock-based compensation	-	-	10,496	-
Management fees	21,000	18,000	42,000	36,000

331,818	216,489	685,197	452,445

Other items
Interest income	3,135	2,341	10,349	4,601
Gain on sale of investment	-	14,870	-	14,870

Loss for the period	(328,683)	(199,278)	(674,848)	(432,974)

Deficit, beginning of period	(3,246,978)	(1,951,095)	(2,900,813)	(1,717,399)

Deficit, end of period	(3,575,661)	(2,150,373)	(3,575,661)	(2,150,373)

Loss per share	(0.02)	(0.04)	(0.04)	(0.04)

GREAT PANTHER RESOURCES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Prepared by Management)

	Three Months Ended June		Six Months Ended June
	2005 $	2004 $	2005 $	2004 $

Cash flows from (used in) operating activities
Loss for the period	(328,683)	(199,278)	(674,848)	(432,974)
Items not involving cash:
Depreciation	1,075	451	2,064	871
Non-employee stock-based compensation	-	-	17,298	-
Employee stock-based compensation	14,406	-	42,200	-
Gain on disposal of investments	-	(14,870)	-	(14,870)

Change in non-cash working capital items
Amounts receivable	(114,929)	(54,008)	(255,336)	(49,274)
Prepaid expenses and deposits	(60,559)	(9,081)	(57,424)	(67,076)
Accounts payable and accrued liabilities	146,222	106,793	135,929	77,223

Net cash used in operating activities	(342,468)	(169,993)	(790,117)	(486,100)

Cash flows from (used in) investing activities
Proceeds from (disposal of) investments	1,050,000	20,870	1,750,000	20,870
Purchase of capital assets	(15)	(11,863)	(303)	(13,114)
Mineral properties	(1,142,185)	(326,957)	(2,104,565)	(598,298)

Net cash used in investing activities	(92,200)	(317,950)	(354,868)	(590,542)

Cash flows from (used in) financing activities
Issuance of shares for cash, net of issue costs	878,832	1,371,140	1,905,957	4,067,338
Advances on share subscriptions	-	-	-	(261,775)
Increase (decrease) in due to directors
and officers	(54,368)	(59,410)	(37,654)	(152,230)

	824,464	1,311,730	1,868,303	3,653,333

Increase (decrease) in cash during the period	389,796	823,787	723,318	2,576,691

Cash, beginning of period	506,644	2,670,657	173,122	917,753

Cash, end of period	896,440	3,494,444	896,440	3,494,444

GREAT PANTHER RESOURCES LIMITED CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES (Unaudited - Prepared by Management

	Three Months Ended June		Six Months Ended June
	2005 $	2004 $	2005 $	2004 $

Accounting and audit	7,500	17,326	23,016	24,436
Automobile	-	272	-	1,795
Bank charges and interest	(820)	1,137	1,474	2,890
Consulting	114,887	33,998	225,840	92,445
Filing fees	11,313	13,229	16,843	36,200
Foreign exchange	(68,684)	4,613	(43,638)	12,115
General exploration expense	119,994	17,391	145,444	17,391
Investor relations	40,897	23,437	84,747	64,406
Legal	26,008	23,211	46,021	51,924
Office costs	7,751	13,758	22,750	22,343
Parking	-	15	9	196
Printing	7,198	9,686	8,793	16,560
Rent	11,759	6,904	20,075	13,449
Salaries	6,588	5,308	12,220	7,101
Transfer agent fees	5,203	3,683	9,359	6,445
Travel	5,149	16,735	27,684	32,543

	294,743	190,703	600,637	402,239

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

1. BASIS OF PRESENTATION

The interim period consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the previous year.

The preparation of financial data is based on accounting principles and practices consistent with those in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance Canadian generally accepted accounting principles has been condensed or omitted.

These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

Great Panther Resources Limited ("the Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

These interim period consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and settle its liabilities and commitments in the normal course of business.

Continued operations of the Company are dependent on the ability of the Company's management to establish viable business activities and to raise adequate financing from lenders, shareholders and other investors to support such business activities. There is no certainty that management will be able to achieve this. During the three months ended June 30, 2005, the Company raised gross cash proceeds of $935,875 through a brokered Private Placement (note 7).

	June 30, 2005	December 31, 2004

Deficit	$(3,575,661)	$(2,900,813)
Working capital	$1,189,586	$2,001,783

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

3. BASIS OF CONSOLIDATION

These interim period consolidated financial statements include the accounts of the Company and its subsidiaries, New Age Investments Inc. and Minera Mexican el Rosario, S.A. de C.V. All material intercompany balances and transactions have been eliminated on consolidation.

4. ACQUISITION OF SUBSIDIARY

On February 5, 2004, the Company completed the acquisition of 100% of the issued and outstanding shares of Minera Mexicana EI Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States, for cash consideration of $50,000 and the issuance of 2,250,000 common shares with a market value of $1,030,500. The 2,250,000 common shares are held in escrow and subject to release over a three-year period (note 6). The Company incurred costs related to the acquisition of $22,167.

At the time of acquisition, MMR had no current or prior period operations and only held a current receivable balance and letters of intent agreements to enter into option agreements related to the Santo Nino, San Taco and Topia Mine projects (note 5).

The cost of the purchase was allocated to the assets and liabilities as at February 5, 2004 as follows:

Assets acquired:
Current assets	$6,000
Mineral property agreements	1,523,149

1,529,149

Liabilities assumed:
Future income tax liabilities	(426,482)

$1,102,667

Consideration given:
Share consideration	1,030,500
Cash and costs of acquisition	72,167

$1,102,667

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

5. MINERAL PROPERTIES

	San Antonio	Santo Nino (a)	San Taco (b)	Topia Main Block (c)	Topia II to IV	Virimoa (d)	June 30, 2005	Dec 31, 2004

Balance, beginning of period	$33,300	$170,168	$580,084	$2,423,973	$25,867	$-	$3,233,392	$-

Acquisition (note 4)	-	-	-	667,049	-	-	667,049	1,523,149
Option payments	-	12,275	92,255	181,828	-	-	286,358	230,503
Staking	4,044	-	-	-	-	-	4,044	12,602
Analysis	20,257	5,168	5,086	8,150	-	12,404	51,065	63,099
Drilling	13,798	161,777	84,463	112,058	-	-	372,096	732,494
Fields costs	905	1,826	911	5,313	-	-	8,955	5,571
Geology	82,648	62,616	128,090	94,378	-	68,844	436,576	439,682
Land taxes	3,808	775	1,184	14,413	1,528	-	21,708	86,785
Mine rehabilitation	-	-	-	58,036	-	-	58,036	8,588
Miscellaneous	35	-	133	395	-	144	707	5,367
Project administration	30,892	1,285	2,237	155,443	195	7,919	197,971	125,552

	156,387	245,722	314,359	1,297,063	1,723	89,311	2,104,565	3,233,392

Balance, end of period	$189,687	$415,890	$894,443	$3,721,036	$27,590	$89,311	$5,337,957	$3,233,392

a) Santo Nino Project:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

i) US$20,000 within 10 days of the date of registration at the Mining registry of the option agreement;

ii) US$50,000 in five payments of US$10,000 each to be made by the conclusion if each semester following the date of registration of the option agreement;

iii) US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

During the year ended December 31, 2004, the Company made the US$20,000 payment in accordance with i) above and made the first US$10,000 of five payments in accordance with ii) above and the second US$10,000 payment during the six months ended June 30, 2005.

There is no underlying Net Smelter Return royalty (NSR) or other royalties and no work commitments on the concession.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

5. MINERAL PROPERTIES (cont'd)

b) San Taco Project:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$965,000 as follows:

i) US$50,000 (paid) within 30 days of the signing of the option agreement;

ii) US$75,000 (paid) by the first anniversary of the date of signing the option agreement;

iii) US$100,000 by the second anniversary of the date of signing the option agreement;

iv) US$740,000 by the third anniversary of the date of signing the option agreement.

There is no underlying NSR or other royalties and no work commitments on the concessions.

c) Topia Mine Project:

Effective June 30, 2005, the Company finalized the purchase (the "Topia Purchase Agreement") and took ownership of the Topia Silver-Lead-Zinc Mine in the Municipality of Topia, State of Durango, Mexico. The purchase agreement also includes a 200 tonne per day mill and complete mining infrastructure that includes all the fixed assets and machinery, equipment and the Topia Mining Concessions.

The Company must make payments totalling US$2,581,678 as follows:

i) US$100,000 (paid) within 10 days of the date of registration at the Mining registry of the option agreement;

ii) US$150,000 (paid) within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

iii) US$540,165 (paid) on the date of signing of the purchase agreement;

iv) Three annual payments of US$300,000, US$300,000 and US$376,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notified the optionor of its decision to exercise the option.

The balance of the debt is repayable out of production from concentrate sales as a 10% NSR.

The Company is in the process of determining the allocation of the purchase price to the various assets purchased. The Company has also not recorded the three annual payments as a liability as the debt is repayable out of production from concentrate sales and a schedule of production will need to be determined to properly discount the amount of the debt.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

5. MINERAL PROPERTIES (cont'd)

d) Virimoa Project:

Effective January 19, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 common shares, respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

6. CAPITAL STOCK

Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

Issued:

	Number of Shares	Amount

Balance, December 31, 2004	15,818,677	7,068,595

Exercise of "B" warrants	1,140,000	513,000
Exercise of "C" warrants	1,142,500	514,125
Private placement, net of issue costs	2,079,722	865,549

Balance, June 30, 2005	20,180,899	$8,961,269

Included in capital stock are 1,350,000 common shares held in escrow.

Contributed surplus:

Amount

Balance, December 31, 2003	$69,498

Issue of warrants for financing services	242,602
Stock-based compensation for non-employee awards	167,099
Stock-based compensation for employee awards	226,751
Reclassification to common on exercise of warrants	(3,271)

Balance, December 31, 2004	702,679

Stock-based compensation for non-employee awards	17,298
Stock-based compensation for employee awards	41,900
Issue of warrants for financing services	13,583

Balance, June 30, 2005	$775,460

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX Venture Exchange (the "Exchange"), is authorized to grant incentive stock options ("options") to officers, directors, employees and consultants. The Exchange policies permit the Company's directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan, options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to options may not exceed 10% of the outstanding issue of the Company at the time of granting and may not exceed 5% of the outstanding issue to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant's employment. Vesting of options is made at the time of granting of the options at the discretion of the board of directors unless otherwise specified. Once approved and vested, the options are exercisable at any time.

As at June 30, 2005, the Company has incentive stock options outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

100,000	$0.45	May 2, 2006
790,000	$0.45	February 8, 2009
60,000	$0.52	April 5, 2009
100,000	$0.45	May 25, 2009
250,000	$0.45	February 27, 2010

As at June 30, 2005, the Company has warrants outstanding as follows:

	Number of Warrants	Exercise Price	Expiry Date

Series "D"	1,785,714	$0.62	March 28, 2005
			extended to September 30, 2005

Series "E"	1,500,000	$0.62	April 22, 2005
			extended to September 30, 2005

Agents' warrants	127,500	$0.62	June 30, 2006

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2005
_________________________________________________________________________________________

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees totalling $82,560 to a company controlled by a director of the Company, $50,825 to a company controlled by an officer of the Company and $51,773 to an officer of the Company respectively.

b) Paid or accrued directors' fees totalling $30,000 to directors of the Company.

c) Paid or accrued management fees totalling $42,000 to a company controlled by a director.

d) Paid or accrued office rental and administration totalling $20,815 to a company controlled by a director and $15,000 to an officer of the Company respectively.

9. LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy
Chief Financial Officer and Chairman

Date: September 6, 2005